Filed by Novellus Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Novellus Systems, Inc.

Commission File No.: 000-17157

Registration Statement No.: 333-179267

Frequently Asked Questions

Merger Impact on Performance-Based Restricted Stock Units

Q1. What will happen to my performance-based RSUs (“PRSUs”) granted under the Company’s 2001 Stock Incentive Plan?

A1. The treatment of PRSUs will depend on when they were granted.

2008 PRSUs. For any PRSUs granted to you in 2008, both the performance measurement date and the vesting date for such PRSUs are expected to occur before the closing of the transaction (the “Closing”). In that case, provided that you remain employed through the vesting date set forth in your PRSU agreement, you will be issued a certain number of Novellus Systems, Inc. (the “Company”) shares based on the extent to which the performance criteria applicable to your 2008 PRSUs was satisfied, as determined by the Compensation Committee of the Company’s Board of Directors (“Compensation Committee”). With respect to any Company shares you acquire pursuant to your 2008 PRSUs, you will be treated like all other stockholders of the Company and, to the extent that you continue to hold Company shares, you will receive 1.125 shares of LAM Research Corporation (“LAM Research”) for each share of Company stock that you hold as of the Closing, rounded down to the nearest whole share. You will receive cash equal to the value of any fractional shares that you did not receive due to the rounding.

Example: John received 1,000 target PRSUs in 2008. For the 2008 PRSUs, assume that the Company’s Compensation Committee determines that the performance criteria were achieved such that 75% of the target PRSUs are earned. If the transaction closes on May 1, 2012, and John remains employed with the Company through March 31, 2012, John will vest as follows:

•

750 PRSUs will vest on March 31, 2012, and to the extent that John continues to hold 750 shares of the Company upon Closing, John will receive 843 shares of LAM Research (750 times 1.125), plus an amount of cash attributable to a fractional share.

•	Please note that, for illustration purposes only, the number of shares that John would receive in this example has not been adjusted to reflect shares that would be withheld to cover John’s taxes.

2009 PRSUs. For any PRSUs granted to you in 2009, the performance measurement date for such PRSUs is not expected to occur before the Closing. Accordingly, if, immediately prior to the Closing, you hold a 2009 PRSU and are then an employee of the Company, the 2009 PRSU will vest as to 450% of the target number of units subject to the 2009 PRSU immediately prior to but contingent upon the Closing. The number of shares of LAM Research you receive will equal the number of units determined in accordance with the preceding sentence times 1.125, rounded down to the nearest whole share, less any shares withheld to cover taxes. You will receive cash equal to the value of any fractional shares that you did not receive due to the rounding.

Example: John received 1,000 target PRSUs in 2009. If the transaction closes on May 1, 2012, and John remains employed with the Company through such date, John will vest in his 2009 PRSUs as follows:

•	4,500 PRSUs will vest immediately prior to the Closing and John will receive 5,062 shares of LAM Research (4,500 times 1.125), plus an amount of cash attributable to a fractional share.

•	Please note that, for illustration purposes only, the number of shares that John would receive in this example has not been adjusted to reflect shares that would be withheld to cover John’s taxes.

2010 PRSUs. For any PRSUs granted to you in 2010, the performance measurement date for such PRSUs is expected to occur before the Closing. In that case, provided that you remain employed through the applicable vesting date, you will vest in 25% of the number of units earned under the 2010 PRSUs based on the extent to which the performance criteria applicable to such PRSUs was satisfied, as determined by the Company’s Compensation Committee. With respect to any Company shares issued to you for the portion of your PRSUs that vested before the Closing, you will be treated like all other stockholders of the Company and, to the extent that you continue to hold such Company shares, you will receive 1.125 shares of LAM Research for each share of Company stock that you hold as of the Closing, rounded down to the nearest whole share. You will receive cash equal to the value of any fractional shares that you did not receive due to the rounding.

With respect to the remaining 75% of the number of units earned under the 2010 PRSUs (if any), if you are an employee of the Company immediately prior to the Closing, these units will vest immediately prior to but contingent upon the Closing. The number of shares of LAM Research you receive will equal the number of units that vests times 1.125, rounded down to the nearest whole share, less any shares withheld to cover taxes. You will receive cash equal to the value of any fractional shares that you did not receive due to the rounding.

Example: John received 1,000 target PRSUs in 2010. For the 2010 PRSUs, assume that the Company’s Compensation Committee determines that the performance criteria were achieved such that 75% of the target PRSUs are earned. Consequently, subject to John’s continued employment, John is eligible to vest in 750 PRSUs, with 25% of these PRSUs scheduled to vest on March 31 in each of 2012, 2013, 2014, and 2015. If the transaction closes on May 1, 2012, and John remains employed with the Company through such date, John will vest in his 2010 PRSUs as follows:

•

188 PRSUs will vest on March 31, 2012 and John will receive 188 shares of the Company (750 x 25%). The remaining 562 PRSUs will vest immediately prior to the Closing. John will receive 632 shares of LAM Research (562 times 1.125), plus an amount of cash attributable to a fractional share, and to the extent that John continues to hold the 188 shares of the Company that he received upon vesting in 25% of the 2010 PRSU in March 2012, upon Closing John will receive an additional 211 shares of LAM Research (188 x 1.125), plus an amount of cash attributable to any fractional share.

•	Please note that, for illustration purposes only, the number of shares that John would receive in this example has not been adjusted to reflect shares that would be withheld to cover John’s taxes.

Q2. If I reside outside the United States, are there any special terms and conditions applicable to my PRSUs in connection with the merger?

A2. Generally, no. The preceding question describes the treatment of your PRSUs in connection with the merger regardless of where you reside. However, please note that your award agreements may have an appendix that includes specific provisions by jurisdiction related to, among other things, the settlement of your awards, and such provisions will continue to apply to your awards.

** Please note that the foregoing questions and answers are intended solely for your general information and are qualified by the exact language set forth in your applicable award agreement(s) and the terms set forth in the agreement and plan of merger, dated December 14, 2011, pursuant to which a wholly-owned subsidiary of Lam Research will merge with and into the Company (the “Merger Agreement”). In the event of a conflict between the information set forth herein and the terms set forth in your applicable award agreement(s) or the Merger Agreement, the latter documents shall govern. **

How to Find Further Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Lam Research Corporation (“Lam Research”) has filed with the SEC a registration statement on Form S-4 (File No. 333-179267) that includes a joint proxy statement of Lam Research and Novellus Systems, Inc. (“Novellus” or “Novellus Systems”) that also constitutes a prospectus of Lam Research. Lam Research and Novellus Systems will furnish the joint proxy statement/prospectus and other relevant documents to their respective security holders in connection with the proposed merger of Lam Research and Novellus Systems. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, WE URGE SECURITY HOLDERS AND INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT LAM RESEARCH AND NOVELLUS SYSTEMS AND THE PROPOSED MERGER. The proposals for the merger will be made solely through the joint proxy statement/prospectus. In addition, a copy of the joint proxy statement/prospectus may be obtained free of charge from Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401, or from Novellus Systems, Investor Relations, 4000 North First Street, San Jose, CA 95134. Security holders will be able to obtain, free of charge, copies of the joint proxy statement/prospectus and S-4 Registration Statement and any other documents filed by Lam Research or Novellus Systems with the SEC in connection with the proposed merger at the SEC’s website at http://www.sec.gov, and at the companies’ websites at www.LamResearch.com and www.Novellus.com, respectively.

Forward-Looking Statements

This announcement contains, or may contain, “forward-looking statements” concerning Lam Research and Novellus Systems (together such companies and their subsidiaries being the “Merged Company”), which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Generally, the words “believe,” “anticipate,” “expect,” “may,” “should,” “could,” and other future-oriented terms identify forward-looking statements. Forward-looking statements include, but are not limited to, (i) the expected benefits of the Merger and the repurchase program, the expected accretive effect of the Merger and the repurchase program on the Merged Company’s financial results, expected cost, revenue, technology and other synergies, the expected impact for customers, employees and end-users, future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of Lam Research’s or Novellus Systems’ operations; (iii) the effects of government regulation on Lam Research’s, Novellus Systems’ or the Merged Company’s business; (iv) future industry developments and trends; (v) the anticipated timing of shareholder meetings and completion of the proposed merger and the repurchase program; and (vi) assumptions underlying any of the foregoing statements.

These forward-looking statements are based upon the current beliefs and expectations of the management of Novellus Systems and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Novellus Systems’ ability to control or estimate precisely and include, without limitation: the ability to obtain governmental or stockholder approvals of the merger or to satisfy other conditions to the merger on the proposed terms and timeframe; the effects of litigation, or potential litigation in connection with the merger or otherwise; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies or other benefits from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Novellus Systems’ and Lam Research’s businesses in a timely and cost-efficient manner; uncertainties in the global economy and credit markets; unanticipated trends with respect to the cyclicality of the semiconductor industry; and rates of change in, future shipments, margins, market share, capital expenditures, revenue and operating expenses generally; volatility in quarterly results and in the stock price of the Merged Company; customer requirements and the ability to satisfy those requirements; customer capital spending and their demand for the Merged Company’s products; the ability to defend the Merged Company’s market share and to gain new market share; anticipated growth in the industry and the total market for wafer-fabrication and support equipment and the Merged Company’s growth relative to such growth; levels of research and development expenditures; the estimates made, and the accruals recorded, in order to implement critical accounting policies (including but not limited to the adequacy of prior tax payments, future tax liabilities and the adequacy of the Merged Company’s accruals relating to them); access to capital markets; the ability to manage and grow the Merged Company’s cash position; the sufficiency of the Merged Company’s financial resources to support future business activities (including but not limited to the repurchase program, operations, investments, debt service requirements and capital expenditures); inventory levels and inventory valuation adjustments; the impact of legal proceedings; unexpected shipment delays which adversely impact shipment volumes; inaccuracies related to the timing and satisfaction of remaining obligations related to vacated leases; the inability to recover the amortized cost of investments in auction-rate securities, market changes negatively affecting auction-rate securities and the government’s inability to guarantee the underlying securities; the inability to enforce the Merged Company’s patents and protect its trade secrets; and other risks and uncertainties, including those detailed from time to time in Novellus Systems’ periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Novellus Systems cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Novellus Systems nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Novellus Systems or the Merged Company, following the implementation of the merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of the Merged Company for the current or future financial years would necessarily match or exceed the historical published figures.

Participants in the Solicitation

The directors and executive officers of Lam Research and Novellus Systems may be deemed to be participants in the solicitation of proxies in connection with the approval of the proposed transaction. Lam Research has filed with the SEC a registration statement on Form S-4 (File No. 333-179267) that includes the joint proxy statement/prospectus in connection with the solicitation of proxies to approve the proposed transaction. Information regarding Lam Research’s directors and executive officers and their respective interests in Lam Research by security holdings or otherwise is available in the joint proxy statement/ prospectus, its Annual Report on Form 10-K filed with the SEC on August 19, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on September 19, 2011. Information regarding Novellus Systems’ directors and executive officers and their respective interests in Novellus Systems by security holdings or otherwise is available in its Annual Report on Form 10-K filed with the SEC on February 25, 2011 and its Proxy Statement on Schedule 14A filed with the SEC on April 8, 2011. Additional information regarding the interests of such potential participants is or will be included in the joint proxy statement/prospectus and registration statement, and other relevant materials to be filed with the SEC, when they become available, including in connection with the solicitation of proxies to approve the proposed transaction and to elect directors.

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